Filer: CGI Group Inc.
                     Subject Company: IMRglobal Corp.
                       Commission File No.: 1-14858

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.


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FORWARD-LOOKING INFORMATION
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                 During the course of this presentation, we
                    may make forward-looking statements
                   regarding future events or the future
                  financial performance. We wish to inform
                   you that actual events or results may
                     differ materially. We disclaim any
                intention or obligation to update or revise
                  any forward looking statements, whether
                   as a result of new information, future
                            events or otherwise.
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MARKET TRENDS
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o    Slow down in macro economics driving outsourcing business including business process outsourcing (BPO) and total IT outsourcing

o    Consolidation in the IT services will lead to SURVIVAL OF THE FITTEST

     o    Revenue growth
     o    Profitability
     o    Revenue visibility (backlog + pipe)
     o    Strong balance sheet
     o    Critical mass

o Vertical industry point solutions (time to market) will create major customer opportunities and relationships

o eCRM (customer creation & retention) will drive the bulk of the business in insurance, capital markets (wealth management), healthcare & utilities including telecom

o Creative (price based costing versus cost based pricing) and price competitive vendors will win the war
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TOTAL IT SPENDING
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    TIER 3                      30%
   Systems
Architecture &
 Development

    TIER 2                      30%                     Gross
 Application/                                          Margins
   Software
  Management

    TIER 1                      40%
Infrastructure
& Operations
   Services

o    Worldwide annual IT spending: US$3.4 - $4.0 Trillion

     *    SOURCE: GARTNER DATAQUEST
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KEY TRENDS - IT OUTSOURCING
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                                 POTENTIAL ANNUAL IT
US $ BILLIONS                    OUTSOURCING MAREKET
-------------                    -------------------

U.S.                                    $713

EUROPE                                  $661

CANADA                                   $37

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     *    Source IDC, December 2000 (Excludes hardware, software and all IT spending already outsourced by organizations)
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CUSTOMERS'CRITERIA
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     o    Critical mass of professionals

     o    Vertical industry knowledge

     o    End-to-end IT capabilities (T1-T3)

          o    Includes high-end consulting

     o    Highly Efficient delivery model

     o    Global presence

     o    Competitive pricing

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CGI - IMRGLOBAL KEY DIFFERENTIATORS
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     o    Number four player in North American IT services market

     o    Meets all customers' criteria

     o    Only industry player with:

          o    ISO 9001 & CMM Level 4 quality certification

     o    Unique, highly efficient and cost effective delivery model

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CGI-IMRGLOBAL: MARKET DRIVEN ORGANIZATION
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  INDUSTRY FOCUS

  [BAR GRAPH OMITTED]


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VERTICAL MARKET EXPERTISE
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INCREASED DEPTH AND BREADTH POST MERGER

                            [PIE CHART OMITTED]

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GROWTH STRATEGY
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                              [GRAPH OMITTED]
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CGI-IMRGLOBAL GROWTH STRATEGY
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REVENUE & PROFITABILTIY GROWTH

          o    Leverage:

               o    US and European customer base

               o    Business knowledge in verticals

               o    Global presence & critical mass

               o    Low cost delivery model for worldwide operations

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WHY THIS MERGER IS EXTREMELY POSITIVE
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o    No. 4 Player in North America in the IT outsourcing market

     o    Revenue run rate of approximately CDN$2 billion
     o    Contracted backlog of CDN$8.2 billion
     o Over CDN$4 billion in (already discounted) opportunities in the pipeline

o    Dominant player in 5 vertical segments

     o    Financial Services
     o    Telecommunications
     o    Retail
     o    Manufacturing & Distribution
     o    Healthcare & Government

o    Capability to provide full end-to-end IT services

     o    High-end management consulting to IT strategy
     o    Application management support
     o    Facilities management including operations

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WHY THIS MERGER IS EXTREMELY POSITIVE
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     o    Unique and highly efficient delivery model

          o    Onsite delivery centers
          o    Offsite delivery centers
          o Near-shore (data centers and disaster recovery centers in Canada)
          o    Offshore delivery centers
          o Majority certified to the highest ISO 9001 and SEI Level 4 quality standards

     o Ability to support multi-national and international customers globally

     o    Highly competitive business model

          o    Lower labor costs (near-shore and offshore facilities)

     o    Impeccable track record

          o    Delivering high-quality, high value services
          o    On time and within budget
          o    Strong and robust balance sheet

     o    Makings of the next IBM, CSC, EDS etc.

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SUMMARY
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     o    Merger is highly strategic and synergistic

     o    Positions CGI as IT domain consolidator in the US and Europe

     o    Positions CGI as backlog generator

     o    Provides critical mass of professionals

     o    Ability to grow revenue & improve margins

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                              PROVIDES CGI-IMR
                           WITH GLOBAL FOOTPRINT
                         -------------------------
                           SPECIFIC FOCUS IN US-
                              WORLD'S LARGEST
                             OUTSOURCING MARKET
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INVESTOR INFORMATION
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      Investors are urged to read the relevant documents that will be filed with the US Securities & Exchange Commission (SEC) by
         CGI Group Inc. and IMRglobal, Corp. in connection with the merger because they will contain important information, including the identities of the participants in any solicitation of proxies or consents from IMRglobal, Corp. shareholders and a description of such participants' interests in any such solicitation. You will be able to obtain a free copy of the documents filed with the SEC by
         CGI Group Inc. and IMRglobal, Corp. at the SEC's website, www.sec.gov. CGI Group Inc. and IMRglobal, Corp. investors will also be able to obtain a free copy of the relevant documents by contacting:
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                  CGI                           IMRGLOBAL
                  ---                           ---------

INVESTOR                MEDIA                   INVESTOR RELATIONS
ENQUIRIES               ENQUIRIES               DEPARTMENT

Ronald White            Eileen Murphy           (727) 467-8163
Director, investor      Director, media
relations               relations
(514) 841-3230          (514) 841-3430
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PROXY STATEMENT INFORMATION
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      In connection with the proposed merger, CGI filed a preliminary proxy statement/prospectus included in a Form F-4 with the SEC.
         INVESTORS AND SHAREHOLDERS OF IMRGLOBAL CORP. ARE URGED TO
          READ THIS PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS
            IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER.
       Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by CGI with the
         SEC in connection with the merger at the SEC's website at www.sec.gov. Investors and shareholders may also obtain for free a copy of the proxy statement/prospectus and other documents filed with the SEC by CGI in connection with the proposed merger by contacting the CGI investor relations department at (514) 841-3230. CGI and its directors and executive officers, and IMRglobal and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from shareholders of IMRglobal in favor of the merger. The directors and executive officers of CGI include the following: Serge Godin, chairman, president and CEO; Andre
         Imbeau, executive vice-president and CFO; and Paule Dore,
      executive vice-president and chief corporate officer. If you are interested in obtaining information on the CGI directors and executive officers, including their interests, if any, in IMRglobal common stock, you are urged to read the proxy statement/prospectus.
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INFORMATION CONCERNING PARTICIPANTS
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           IMRglobal and its directors and executive officers may
            be deemed to be participants in the solicitation of
           proxies from security holders of IMRglobal in favor of
            the merger. The directors and executive officers of
             IMRglobal include the following: Satish K. Sanan;
              Jeffery S. Slowgrove; Vincent Addonisio; Philip
            Shipperlee; Charles C. Luthin; and Michael Dean. IF
             YOU ARE INTERESTED IN OBTAINING INFORMATION ON THE
             BENEFICIAL INTERESTS OF IMRGLOBAL'S DIRECTORS AND
              EXECUTIVE OFFICERS IN IMRGLOBAL COMMON STOCK, WE
             ENCOURAGE YOU TO OBTAIN, FREE OF CHARGE, THE PROXY
              STATEMENT FOR IMRGLOBAL'S 2000 ANNUAL MEETING OF
             SHAREHOLDERS FILED WITH THE SEC ON APRIL 27, 2000.
          This document is available on the Internet at the SEC's
                website at www.sec.gov or from IMRglobal by
           contacting the IMRglobal investor relations department
                             at (727) 467-8163
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